
07008170


SEC MAIL
RECEIVED
PROCESSING
AUG 27 2007
WASH., D.C.
161
SECTION

SECURI[illegible] SION

AB* 9/5

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 47758

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Advisors Clearing Network, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Colorado 35 Hugus Alley, Suite 200
(No. and Street)

Pasadena	California	91103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Wetmore — (626) 744-2587
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name – *if individual, state last, first, middle name*)

9171 Wilshire Boulevard, Fifth Floor	Beverly Hills	California	90210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
SEP 07 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 9/6

OATH OR AFFIRMATION

I, Thomas Wetmore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advisors Clearing Network, Inc., as of June 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Chief Financial Officer
Title

[signature]
Notary Public

Subscribed and sworn before me this 16th Day of August 2007

LOUIS JILLY
COMM. # 1758475
NOTARY PUBLIC, CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires July 22, 2011

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ADVISORS CLEARING NETWORK, INC.

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENT
AND
INDEPENDENT AUDITORS' REPORT

JUNE 30, 2007

ADVISORS CLEARING NETWORK, INC.

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
9171 Wilshire Boulevard, Suite 500
Beverly Hills, CA 90210
tel 310.273.2770
fax 310.273.6649
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Advisors Clearing Network, Inc.

We have audited the accompanying statement of financial condition of Advisor Clearing Network, Inc. (the "Company") as of June 30, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Advisors Clearing Network, Inc. as of June 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statement, the Company may not generate sufficient cash flows to fund future operations and has an accumulated deficit that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

Rothstein, Kass & Company, P.C.

Beverly Hills, California
August 20, 2007

Affiliated Offices Worldwide 

ADVISORS CLEARING NETWORK, INC.

STATEMENT OF FINANCIAL CONDITION

June 30, 2007

ASSETS		
Cash and cash equivalent	$	461,868
Accounts receivable		11,502
Notes receivable from Fiscus Financial LLC		9,000
Deposit with NSCC		20,000
Prepaid expenses		7,727
	$	510,097
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	18,000
Due to correspondents		153,681
Due to mutual fund companies		723
Due to Fiscus Financial LLC		199
Total liabilities		172,603
Stockholder's equity		
Common stock, par value $1.00; 1,000 shares authorized; 10 shares issued and outstanding		10
Additional paid-in capital		665,057
Accumulated deficit		(327,573)
Total stockholder's equity		337,494
	$	510,097

See accompanying notes to financial statement.

ADVISORS CLEARING NETWORK, INC.

NOTES TO FINANCIAL STATEMENT

---

1. Organization and capital resources

Organization

Advisors Clearing Network, Inc. (the "Company") is a wholly owned subsidiary of Fiscus Financial LLC (the "Parent"). The Company is a broker-dealer registered with the National Association of Securities Dealers, Inc. (the "NASD") and the Securities and Exchange Commission (the "SEC") pursuant to the Securities Exchange Act of 1934. Effective July 30, 2007, NASD consolidated with member regulation arm of the New York Stock Exchange to become Financial Industry Regulatory Authority. The Company's primary business is providing a technology platform for information reporting and commission collection between broker-dealers and mutual fund companies.

Capital Resources

The accompanying financial statement has been prepared on a going concern basis. Based upon the Company's current cash resources and management's estimate of cash flows for the fiscal year ending in 2008, the Company's cash flows may not be sufficient to fund operations in the future. The financial statement does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to obtain continued services and facilities from the Parent, in addition to acquiring customers and generating sufficient cash flow from operations to meet obligations on a timely basis. The Company may require additional financing in order to execute its business plan and to meet its working capital requirements. Management is currently seeking the continuation of financing from the Parent, which is in turn funded by the Parent's owners and other outside investors. There can be no assurances that the Company will be able to obtain a continuation of financing, that the Company's projections of its future needs will prove accurate, or that any continuation of financing would be sufficient to continue operations. These matters raise doubt about the Company's ability to continue as a going concern.

2. Summary of significant accounting policies

Cash Equivalent

The Company considers its investment in a short-term money market fund to be a cash equivalent.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard ("SFAS") No. 109, *Accounting for Income Taxes*. Under SFAS 109, deferred tax assets and liabilities reflect the future tax consequences of the temporary differences between the financial reporting and tax bases of assets and liabilities.

Current income tax expense (benefit) is the amount of income taxes expected to be payable (receivable) for the current year (see Note 4). A deferred income tax asset or liability is computed for the expected future impact of differences between the financial reporting and tax bases of assets and liabilities, as well as the expected future tax benefit to be derived from tax credit and loss carryforwards. Deferred income tax expense is generally the net change during the year in the deferred income tax asset or liability. Valuation allowances are established when necessary to reduce deferred tax assets to amounts that are more likely than not to be realized. The effect of tax rate changes is reflected in income during the period such are enacted.

2. Summary of significant accounting policies - continued

Revenue Recognition

Revenue from servicing fee is recognized on the accrual basis as earned. All accounts receivable are expected to be collected.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statement. Actual results could differ from those estimates.

3. Related party transactions

The Company has entered into a services agreement (the "Agreement") with the Parent whereby the Parent provides facilities and services to the Company in exchange for management fees. In accordance with the Agreement, approximately $501,000 of expenses were paid by the Parent for the year ended June 30, 2007. The Parent has agreed to waive the management fees for the year ended June 30, 2007.

During the year ended June 30, 2007, the Company received $569 in interest pertaining to six notes receivable from the Parent. These notes were paid in full by the Parent as of June 30, 2007.

As of June 30, 2007, the Company has two notes receivable from the Parent totaling $9,000. These notes bear interest at 6.50% per annum. Both the principal and interest are due in April 2008.

4. Income taxes

The components of federal and state income tax expense for the year ended June 30, 2007 are as follows:

Current	
Federal	$ -
State	800
Current provision for income taxes	800
Deferred	
Federal	3,700
State	1,100
	4,800
Less: Change in valuation allowance	(4,800)
Deferred provision for income taxes	-
Provision for income taxes	$ 800

4. Income taxes - continued

As of June 30, 2007, the Company has a deferred tax asset of approximately $139,000, which consists of the tax effect of net operating loss carryforwards of approximately $349,000 (which begin to expire in 2023). Management has recorded a valuation allowance for the entire amount of the asset since it is more likely than not that the benefit of deferred tax assets resulting from net operating losses will not be realized.

The following is a reconciliation of income tax benefit computed at the federal statutory rate to the income tax expense recognized in the statement of operations:

Federal income tax benefit at statutory rate (34%)	$	4,500
State tax benefit, net of federal tax effect		1,100
Change in valuation allowance		(4,800)
Provision for income taxes	$	800

5. Net capital requirements

The Company is subject to SEC's Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both of which are defined terms, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2007, the Company has net capital of $309,046, which exceeds the minimum net capital requirement by $59,046. The Company's ratio of aggregate indebtedness to net capital is 0.56 to 1 at June 30, 2007.

There are no material differences between the computation of net capital for audit purposes and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of June 30, 2007.

6. Subsequent event

Subsequent to the year end, the Company made loans to the Parent totaling $31,000. These notes bear interest at 6.50% per annum and are due in less than one year.


END